Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
INDIA EARNINGS CALL
Q3 FY 10 RESULTS
JANUARY 12, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Nandita Gurjar
Infosys HR –Head

Swaminathan
Infosys BPO –CEO-Designate

INVESTORS

Ashwin Mehta
Motilal Oswal

Bhavan Suri
William Blair and Company

Balaji Prasad
Goldman Sachs

Diviya Nagarajan
UBS Securities

Sandeep Shah
ICICI Securities

Viju George
Edelweiss Securities

Pankaj Kapoor
RBS

Sandeep Muthangi
IIFL

Sumit Poddar
Birla Sun Life Insurance

Shekhar Singh
Goldman Sachs

Dipesh Mehta
Khandwala Securities

Indrajeet Kelkar
Dolat Capital

Nitin Padmanabhan
Centrum Broking

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to the Infosys’ third quarter earnings conference call. As a reminder, all participants’ lines will be in the listen-only mode for the duration of this presentation. There will be an opportunity for you to ask questions at the end of today’s opening remarks. If you should need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Shekar Narayanan of Infosys Technologies Limited. Thank you and over to you Mr. Narayanan.

Shekar Narayanan

Thanks. Rochelle. Good afternoon, ladies and gentlemen. I am Shekar from the Investor Relations team in Mysore. We thank you all for joining us today to discuss the financial results for the third quarter ended December 31, 2009. Joining us today in this conference room is CEO and Managing Director – Mr. Kris Gopalakrishnan, COO – Mr. S.D. Shibulal, and CFO – Mr. V. Balakrishnan, along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended December 31, 2009, outlook for the quarter ending March 31, 2010 and year ending 31st March, 2010. After that we will open up the discussion for questions and answers. Before I handover to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now pass it on to Infosys Management.

Kris Gopalakrishnan

Thank you Shekar and good morning, good afternoon, good evening to every one of you. Let me wish you all a very Happy New Year. This has been an excellent quarter for Infosys. We exceeded the higher end of our guidance. Our guidance for the quarter was $1,155 mn - $1,165 mn. Our revenue for the quarter was $1,232 mn. Revenues increased sequentially by 6.7%, volumes increased by 6.1%. Revenue per employee went up by 1.1% on blended terms. Utilization was 76.2% compared to 73.2% last quarter. Overall operating margin increased by 0.8%, so all around good performance.

Our strategy of focusing on our clients, building on the relationship, investing in engagements, investing in relationships, investing in solutions, investing in training, developing our employees, all these have worked. When the opportunity for growth came, we were able to take advantage of that. This is reflected in the growth of our large clients. The top 10 clients grew by 12.2%, almost double the growth rate of the company. We added 32 new clients. Our focus on our clients has really helped us. US is leading the recovery along with the BFSI segment and both these also helped us grow in this quarter.

Now let me hand it over to Mr. Shibulal to give you much more details about client additions and the breakdown of the various segments.

SD Shibulal

As Kris said this has been an excellent quarter for Infosys. The recovery seems to have been led by US and financial services sector. According to our survey with our clients, the budgets are expected to be flat. At the same time, off-shoring is expected to benefit from the recovery. Customers are still cautious about their environment.

Pricing has stabilized. This quarter we have seen pricing increase of 1.1%, against a 0.4% growth in Q2. In constant currency terms, there is an increase of 0.2%, compared to the decline of 1.1% in the previous quarter. From this we can infer that the pricing has stabilized and we are no more seeing renegotiations other than renegotiations as part of normal business.

This quarter we have added 8,700 employees gross and 4,429 net. Attrition rate is at 11.6%. The involuntary attrition is 8.3%. We are planning to hire 6,000 people in Q4. With this the total plans for hiring in FY10 is 24,000 and this is against the plan of 20,000 which we mentioned last quarter. Out of the 6,000 approximately 1,500–2,000 will be laterals. We are in the campus now hiring for next year. Our plan is to hire 15,000 people from the campuses. Out of that we have already hired or given offers for 9,000 people.

Our growth has been all around. The top 10 clients grew by 12.2% and remaining grew by 4.8% sequentially. Top 25 clients went up 10.6%. We added 32 new clients. Our million dollar clients today is 336 and it was 330 last quarter. 22 clients contribute more than $50 million in LTM basis in Q3 compared with 21 last quarter. Our Fortune 500 clients is also going up. Today we have 119 clients in the Fortune 500 space. 5 clients were added in Q3 in the Fortune 500 list. We have an extremely healthy DSO, 57 days. We gave wage increase in Q3 - 8% offshore and 2% onsite.

Another important event in Q3 is McCamish acquisition. This was done by Infosys BPO. Out of the acquisition, we gained $1.9 mn in revenue in Q3 in December and the Q4 guidance includes the $7 mn from this acquisition.

With this let me hand off to Bala for the financial highlights.

V. Balakrishnan

Good afternoon, everybody. It has been a great quarter. We grew 6.7% in dollar terms, 2.8% in Indian Rupee terms because rupee appreciated by 3.7%. Last quarter the average rupee-dollar rate was 48.39, this quarter it was 46.62. That had an impact on the margins. Our PBIDT went up to 35.5% this quarter as compared to 34.6% last quarter. The margin got impacted by close to 1.8% because of the Rupee; the pricing on blended basis went up by 1.1%, that was beneficial to the margins. The utilization went up from 67.3% to 68.8% including trainees, that had a positive impact on the margin of 60 basis points, we had savings coming from other expenses which is close to 160 basis points. Net-net the margins went up by 1.1%. We have close to $3.1 billion of cash. Our effective yield last quarter was somewhere between 5% - 5.5% and the yield could cut down next year because there is a lot of liquid in the system and the yields are coming down.

Our effective tax rate for the quarter was 22.6%, for the 9-month it is 21%. It has gone up slightly this quarter because of profitability in non-STP and outside India was slightly higher. For the full year, the effective tax rate could be somewhere in the region of 21% - 21.5% and next year that could go up to may be 25%.

Out net margin this quarter was 27.6%, similar to what we have seen last quarter. We are able to absorb the wage increases which we gave effective October 1st. We were able to absorb the Rupee impact of close to 1.8% on the margins and still maintain the margins. We have been talking about multiple levers on the cost side all along but I think the growth itself is a big lever. If we are able to grow 6% - 6.5% every quarter, probably some of these cost we could be able to absorb. We increased the guidance for hiring people. Earlier we said 20,000 gross for the full year, now we are talking about 24,000 gross for the full year.

For the next quarter our guidance assume Rupee at 45.75 as against 46.62 what we saw in Q3. Our guidance for revenue is Rs. 5,675 crores – Rs. 5,721 crores. In dollar terms, we are guiding for $1.24 bn - $1.25 bn. It is a marginal increase because the budgets are not yet finalized. Hopefully that will get finalized somewhere in the beginning of February. Once they finalize the budgets, we will have better feel on the growth. Also the March quarter is always the soft quarter. That is the first quarter when the clients finalize budget and actionize on that. We had given a guidance which is realistic and we believe it is achievable and the good thing about the quarter is that all the subsidiaries are becoming profitable now. We were seeing Consulting and China making losses in the earlier quarters, now all of them have become profitable. That to some extent is very positive on the margins.

In terms of subsidiary – BPO had an 18% net margin because they had a write-off of close to $5 mn because of intangible assets. If you factor in that, they could have delivered around 25% to 26% net margin. Australia had a 6% net margin, consulting is 4% net and China has good net margin because they had some refunds from the government. So net-net all the subsidiaries have contributed to the group profit and that is reflected in the numbers.

The volume growth has been quite strong this quarter. Volume grew by 6.1% and if you take the top 10 clients, they grew by 12.2% and that is double the company’s average growth rate. We have seen the growth coming from across customers mainly the financial services and the top customers grew faster than the rest of the crowd. Pricing is almost stable. On the hedging side, we continue to watch the Rupee we are not going to change our strategy. We are going to cover for next two quarters at any point of time. We had close to $699 mn of hedges (Q2), it was $609 mn last quarter (Q3). We will continue to hedge for the short-term, we are not going to change that. Our DSO was 57 days, we have maintained at the same level. We are closing the quarter with around $3.1 bn of cash. I think with this I will conclude now we can open the floor for questions.

Moderator

Thank you very much, sir. Ladies and gentlemen, we will now begin the question and answer session. At this time participant who wish to ask questions may please press * followed by 1 on their touchtone telephone. If your questions have been answered and you wish to withdraw a question from the queue, please press * followed by 2. You are requested to use your handsets while asking a question. Our first question is from the line of Ashwin Mehta of Motilal Oswal Securities Ltd. Please go ahead.

Ashwin Mehta

Hi. Congratulations on a good set of numbers. I had a question related to our salary and bonus costs in software development expenses. That seems to be largely flattish despite the wage inflation which came in this particular quarter. So just wanted to understand what went into this being flat?

V. Balakrishnan

You are seeing the Rupee number. If you remember we have around $280 mn of salary cost in dollars since the Rupee appreciated by the 3.7% the Rupee number looks weak otherwise the variable salary we accrued at close to 100% this quarter. That has not come down. Also the leave provision has come down to some extent because people had taken holidays during the quarter. The bankable days have come down. Otherwise I think the cost of the salary increase is already in the numbers.

Ashwin Mehta

Okay and in terms of the reclassification of the 1,400 odd people from the support to cost of revenue, has that happened to the cost of revenue?

V. Balakrishnan

Yes

Ashwin Mehta

Okay. And in terms of the discretionary spend portions, this time package implementation and application development have grown in the range of 4% - 5% for us. Do you see some traction on the discretionary side of things and possibly post-budgets some continued traction to be visible there?

S. D. Shibulal

We are seeing traction on both sides. We are seeing traction on the lights-on-work and that is clearly visible in the maintenance work that was going up as well as in the large deals we have winning. We have won four large outsourcing deals this quarter, out of which one is more than $200 mn. For the first time after the downturn, we are seeing large outsourcing deals on the table. At the same time, on the discretionary sides the velocity of the decision making has gone up. They are taking decisions on the discretionary spend. Many of those decisions are in the financial services space and in the insurance space. They are related to mergers and acquisitions which happened or regulatory changes which happened during the last one year. There is a pent-up demand, there is a lot of backlog and work to be completed which is related to regulatory changes or mergers and acquisitions and we are seeing that leading to decisions being made. We have won multiple deals of that sort in the last couple of quarters. In fact I believe we work in the system integration area related to quite a few of the mergers and acquisitions which happened in the US financial industry space.

Ashwin Mehta

Okay. And finally sir, in terms of our next quarter guidance we are guiding for somewhere around a 150 bps decline in terms of margins, what goes into that?

V. Balakrishnan

Basically two things - one is the Rupee. We assume for guidance Rupee at Rs.45.75, the average for Q3 was Rs.46.62. That could impact the margins by 100 basis points. We are increasing the hiring target. We are hiring 24,000 gross as against 20,000 earlier. That incremental cost could come in.

Ashwin Mehta

Okay sir, thanks a lot.

Moderator

Thank you Mr. Mehta. Our next question is from the line of Bhavan Suri of William Blair and Company. Please go ahead.

Bhavan Suri

Good morning guys, good set of numbers. Couple of quick questions here piggy-backing on the strength on the app dev. It was great to see app dev and consulting pickup but could you explain a little about why there was a decline on some of the recurring revenue streams like IMS and why BPO was so flat too?

S. D. Shibulal

I do not think there is any secular trend here. This is a quarter-on-quarter fluctuation. We will have to wait and see for couple of more quarters to see whether there is any secular trend. As far as I am concerned, there are deals which are in progress in the infrastructure management space which are of sizable nature. Many of the large deals which we are chasing have a considerable part of infrastructure management service. On the BPO front also, my view is that there is nothing secular there. It is a minor fluctuation due to currency and other factors. We will have to wait. The BPO space is also pretty encouraging for us.

Bhavan Suri

Okay. The IMS dropped though, was there a client loss there of any material size or is that as you said just quarterly fluctuation?

S. D. Shibulal

No, we have not lost any clients in IMS space. There is nothing there which we need to talk about other than this is just a minor fluctuation quarter-on-quarter.

Bhavan Suri

Okay. And then I am not sure Subhash is there, but a quick question on the telco space which is picking up nicely. Could you comment on sort of the potential for telco wins in Europe and then potentially transitioning some of the work you have done in the US and India to other parts of the world?

Subhash Dhar

This is Subhash. The telco space does have a lot of tailwinds which are working for it specially the new device and the applications which are driving spend into the network. For the last four or six quarters because of the credit squeeze and non-availability of easy credit, we saw some slowdown in investments into networks but I think now we are seeing an uptake in that which is good news given that downstream system investments happen only when the network investments happen upstream. Having said that, the downside has always been that there are very few but large spenders in the world in the telecom space and therefore it becomes very material to consider their individual strategies and challenges and not just global cues. So given those two, I think that we will continue to see some quarter level fluctuations but at a higher level, at the year-to-year level, I am a lot more confident that the investments are picking up and will pickup.

Bhavan Suri

Great good set of numbers guys, thanks

Moderator

Thank you Mr. Suri. Our next question is from the line of Balaji Prasad of Goldman Sachs. Please go ahead.

Balaji Prasad

Thank you. Good afternoon gentlemen. Firstly congratulations on results. Just on the verticals specific demands, would you be able to detail it a bit more, maybe categorize it saying where you grew the most and amongst these which was the vertical where you have grown beyond your own expectations. Lastly you also said that you have added 32 new clients, which space were most of these clients from?

Kris Gopalakrishnan

Since BFSI led the recovery for us, I am going to ask Ashok Vemuri - Head of BCM, Banking and Capital Markets to talk about the BCM sector. Subhash already talked about telco. I will request BG to talk about manufacturing sector.

Ashok Vemuri

We have actually had a fairly good quarter from a BFSI perspective with growth in the double digits. This is a continuation of a trend that we saw in summer as well and then we have seen that through fall and now winter as well that a lot of the deals, a lot of the traction continues to be sustained in the BFSI sector, both in terms of growth of existing relationships as well as in terms of account opening. 14 of the 32 accounts that we have opened this quarter are in the BFSI sector in all parts of the world. We are seeing traction in the M&A related work, we are seeing traction in the system integration work, essentially we are seeing traction across the length and breadth of the service footprint that we have. We have also expanded our presence into some new sub-verticals as it were in the financial services space and we are seeing a lot of work on risk management and compliance. The investments that we have made, we had earlier struck to our strategy of creating bespoke solutions for the marketplace, continue to find traction and in fact a lot of those solutions which are productized to a certain extent are gaining a lot of traction. Also from a product perspective – Finacle, we have seen growth in that with a wider acceptance in both the US and in Europe. That has also been actually a very good trend for us. I will hand it over to BG.

B. G. Srinivas

Hello good afternoon. In the manufacturing sector, we have seen sequentially a growth of 6.3% quarter-on-quarter. The fundamentals of the sector continue to be challenging. The business demand is yet to pick up. However, in the current scenario we are seeing some degree of stability. Within manufacturing, specific to the sub-sectors, the automotive sector continues to see challenges but at the same time they are looking at consolidated efforts on the back-office functions as well as rationalizing their IT landscapes. There is business opportunity within the auto sector. Resources sector - there are indications of stabilization and even the budget outlay for this fiscal year seems to be either flatter marginally upward. This sector was challenged last year and we had seen budget cuts. Here again, the clients are looking at globalization of their processes in terms of expansion of their footprint which happened before last year. They are now looking at standardization of their processes. We have seen early signs of recovery in the hi-tech sector and investments started to flow in both on IT as well as R&D. So overall I would say the worst is over for the sector. While the recovery will continue to be slow for manufacturing, it will always come with a lag effect, there are early indicators of stabilization and some indicators in specifics of the sub-sectors of the spend coming back both in terms of discretionary as well as ongoing maintenance.

Balaji Prasad

Thank you. One of my questions was also on which were the verticals where you grew beyond your own internal expectations or targets that you had for the quarter?

Kris Gopalakrishnan

Clearly, financial services have broken out from the pack. It has led growth for us. Having said that, if you look at any sector, we have seen growth.

Balaji Prasad

And my next question is basically on your acquisition outlook. You have been looking for it for quite sometime and what is the outlook? Is there any specific reasons why you have not been able to conclude it? Is it either lack of right candidates fitting your strategy or inability to come to an agreement?

Kris Gopalakrishan

Okay. See, first of all, when we look at acquisitions we look for strategic fit rather than just growth. We believe strongly that acquisitions will have to make strategic sense. Second, we have certain internal guidelines parameters for selecting a company. So it has to meet those benchmarks that we have set for ourselves. Third, of course, they should be willing to be acquired. So there are several gates. If a company passes through all those gates and wants to be acquired, wants to be integrated with Infosys, then you will see an acquisition happening. You saw McCamish systems being acquired last quarter. It is an insurance industry solutions company. It has a platform and we believe that the platform can be further leveraged and that is why it fitted into our broad set of parameters.

Balaji Prasad

Do we have any timeline which could look at for an acquisition for a large scale acquisition over here?

Kris Gopalakrishan

At any point of time, we do have certain companies we look at. But unless and until it closes, I cannot really talk about it.

Balaji Prasad

Fair enough. Thank you very much.

Moderator

Thank you, Mr. Prasad. Our next question is from the line of Diviya Nagarajan of UBS Securities. Please go ahead.

Diviya Nagarajan

Hi, congrats on a fantastic quarter. I think Bala you answered this earlier but if you could just break down what happened in your gross margins, what led to that improvement into margin factors including salary, some of the other adjustments that you spoke about as well as the currency please?

V. Balakrishnan

At the operating margin level that is PBIDT, the margin increased by 1.1%. Rupee impact was negative 1.8% because rupee appreciated 3.7%. Pricing increased by 1.1%. Utilization has gone up by 1% which had a positive impact of 60 basis points, that is 0.60. And other expenses which had come down, that contributed 1.6%. Net-net the operating margin went up by 1.1%.

Diviya Nagarajan

Has there been any change in the mix of employees, especially onsite or offshore if you could throw some color over that which could have also brought down your salary cost this quarter?

Kris Gopalakrishnan

I am going to ask Nandita Gurjar - Group Head HR to answer this question. The question was is there a change in the mix of employees onsite/offshore etc?

Nandita Gurjar

Right now there is not much of a change. In terms of the break-up, there is a high focus on local hiring onsite. But in terms of percentages of course it continues to be lower.

Diviya Nagarajan

Right. And just another question on HR Nandita while you are on, you have spoken about 15,000 campus offers this quarter. Earlier this year we also spoke about changing the hiring mix towards the more lateral kind of a mix. Is that in line? Are we to look at more 40-60 kind of ratio this time vis-à-vis the 80-90% freshers that we saw in the last year?

Nandita Gurjar

We have not arrived at the overall number yet. We needed to close on the campus because the campus time is now for this quarter. So the 15,000 number is only for the campus. We will arrive at the full number in April.

Diviya Nagarajan

Right. And Kris just another follow-up to the comments that you made earlier on the call that budgets are flattish but definitely I think decision-making seems to be picking up, so the volume trend looks to be secular. What are the two or three key trends that we should watch out for in the current fiscal in terms of client spending trends that you think are likely to drive growth?

Kris Gopalakrishnan

The number one priority continues to be cost and cost reduction for client. They are looking at how they can continue to focus on cost. Here we have created a win-win scenario for us and our clients. You have seen the increase in the fixed price contract. We are delivering more value because of our investments in solutions, IP. We are able to bring a solution faster to market because of our investment in IP and. We have invested in building up our engagement management stream. We have invested in domain and industry consultants. All these are helping us improve the value we deliver clients. Ultimately it is not about rate per hour, it is about what is the value we deliver. How much true benefits we can deliver to our clients. How much cost reduction we can bring to them. You have also seen the increase in offshore. We have looked at what is the total cost of ownership. How can we add more value? I think that is what is being reflected in the growth we have seen this quarter.

Diviya Nagarajan

You also spoke about technology trends notably in areas such as cloud computing, software-as-a-service which could lead some spending levels in this current year. Do you think that, that kind of a trend led by technology is likely to come up this fiscal or do you think cost efficiency will continue to be the primary priority?

Kris Gopalakrishnan

See, the number two or number three priority for many clients is to look at cloud computing, what they can take advantage of cloud-based services and you will see increased focus on this thing. The benefits to clients as well as to vendors or suppliers will happen over the next 3-5 years rather than immediately because this transition is going to be gradual rather than abrupt. Today we have several offerings which are cloud-based services and we are seeing increased interest in these. We have services which are delivered along with our BPO platform services. We have two clients in our HR outsourcing. This is something which I believe will really take off in the next 3 to 5 years. Having said that, in emerging markets these are absolutely the way purchases are happening. Most clients in emerging markets are leapfrogging into these new engagement models. All the deals we are doing in India are based on these new engagement models.

Diviya Nagarajan

Thanks and all the best for a great year.

Kris Gopalakrishnan

Thank you.

Moderator

Thank you, Ms. Nagarajan. Our next question is from the line of Sandeep Shah of ICICI Securities. Please go ahead.

Sandeep Shah

Just some book-keeping questions. In terms of calculating EPS for this quarter, the numbers of share seem lower on a sequential basis

V. Balakrishnan

We consolidated the trust. We have an employee welfare trust which owns around 28 lakh shares. We do the consolidation in IFRS. We started doing that even in Indian GAAP so that all the numbers are aligned. That is why the share count is less.

Sandeep Shah

Okay. And how will this look like in the coming quarters?

V. Balakrishnan

Coming quarters it will look like what it looked like in the third quarter.

Sandeep Shah

Okay and on the provision for post-sales. It has been declining on a Q-on-Q basis. Is there any trend?

V. Balakrishnan

No, there is no trend. We make provisions depending on which projects are in critical stage. If they cross the critical stage, we reverse the provision. It is ongoing provisions on various projects where we see a need to create a provision. If the need goes away, then we reverse it. There is no trend in that.

Sandeep Shah

Okay. Thanks a lot.

Moderator

Thank you, Mr. Shah. Our next question is from the line of Viju George of Edelweiss Securities. Please go ahead.

Viju George

Yeah, hi. Congratulations to management on great results. Viju George here. I am just trying to understand, in particular if I look at your performance in BFSI I think your insurance has been particularly strong. Ashok, could you just walk us through what really happened in insurance with regards to client action you are seeing there?

Ashok Vemuri

Yes, in the BFSI sector we have actually seen growth across all the sub-verticals, insurance has done very well, banking itself has done well, both on the services side as well as on the products side and we have seen very good traction on the capital market side as well. As I was saying earlier, the continuing build-up of traction in some of the large strategic transformational deals that we are doing in financial services sector, we have actually been very successful in the insurance sector specifically on our solutions and we have actually been able to drive a lot more incremental revenue through our bespoke solutions that we have created in the insurance sector. I would say with the exception of retail banking, we have seen fairly robust traction in other parts of financial services. I think retail banking is still tracking consumer spend behaviour and that has not necessarily picked up as much as the other sub-sectors have.

Viju George

This question relates to your guidance for the next quarter. One presumes that the incremental contributions from McCamish is also part of this. Assuming that that will be about $5-$6 mn., you are indicating probably to a flattish quarter QOQ?

Kris Gopalakrishnan

Yes. We are expecting about $7 mn., next quarter from McCamish. The reason for a flattish quarter is that the budgets have not been finalized and we give guidance based on the data we have and that is the reason why we are cautious on the guidance for Q4.

Viju George

But isn’t it logical to assume that a pickup would have been happening through the quarter itself, so you would have ended probably December on a high. Even if you maintain those same levels, assuming no monthly pickup hereafter you still see the very minimum decent QOQ growth?

Kris Gopalakrishnan

No I cannot comment on it. All I can say is that we have bench. We are well prepared to take advantage of any growth opportunity we see in the market as we demonstrated in Q3.

Viju George

One last question, I have seen a jump in both the revenues and the profits of the China subsidiary. I might have missed some earlier comment on this, could you please update on that?

S. D. Shibulal

The China subsidiary has multiple roles. Number one is to provide services to the global clients. That is starting to do well. We had faced issues with the clients. The clients were not willing to accept China as a delivery center as much as they did with India. There was a lack of confidence when it comes to intellectual property and things like that. We have worked with our clients. We have given them the comfort. Many of them have visited China Development Centre and slowly it is going up. As of last quarter we had approximately 1,600 people in China and even this quarter I expect the numbers to go up. Now the local market is a different story. We are operating as a branch. We do not have a subsidiary or a joint venture in China. That restricts our access to the public sector companies in China. We are working with multinationals. We are increasing our investment. We are increasing our CFG bandwidth. It will be long-term play for us and we will continue to invest. This quarter interestingly enough, the government has been very supportive of us. We have a tax refund which was due to us and that is the one which has given the kind of profit. About $ 1.3 mn came out of the tax refund. That you should remove from the bottomline. Even without that we are profitable in China right now.

Viju George

Thanks. Just a reiteration of this flattish salary QOQ can be explained by the Dollar-Rupee movement presumably because that is despite the salary increases? Fair point?

V. Balakrishnan

Yes, mainly the Dollar-Rupee and also the leave provision has come down. As I said earlier, the people have taken leave this quarter. Otherwise mainly because of the rupee

Viju George

Thank you, so much. Great quarter.

Moderator

Thank you, Mr. George. Our next question is from the line of Pankaj Kapoor of RBS Equities. Please go ahead.

Pankaj Kapoor

Hi. Great quarter. Congratulations for this. I was wondering if you could comment on the demand trend that you are seeing in the BFSI vertical specifically in terms of what shade of the growth that we saw in this quarter came from M&A consolidation activity and how much was from regulatory compliance that worked?

Ashok Vemuri

Pankaj, it is a little hard to quantify what percentage of the business came especially from M&A or from regulatory compliance. It is difficult to comment on it upon that level of granularity but sufficed to say that we have been seeing that traction build up and we are continuing to see traction on that. We have not added any new program in that though we are continuing to see expansion of the footprint and a typical M&A transaction is not just restricted to the M&A, it has a lot of things that branch off from there, especially on the business intelligence and the analytics and all of that, change management etc. Regulatory compliance has two aspects to this one. One of course is the audit compliance, regulatory reporting kind of transaction but the other one that is increasingly we are finding traction is on the expected regulatory changes pertaining to capital adequacy and those which we believe will come into force through the G-20 initiative, will actually require some very fundamental changes in the way banking itself is done. Therefore we already have some conversations with our clients on how they want to actually make some of those transformations. It is early days but there is something that we are beginning to see. So I do expect that to also be fairly material contributor in the quarters to come into our revenue. From a trend line perspective, I would still say that for the forthcoming quarters it is a little hard to make a very accurate estimate because we still have to wait for the budgets. One quarter does not make a trend make, so we have had a good quarter but to see how the trend line will sustain and whether to see whether this is secular enough or not, will be a function of where the budgets actually land and in which areas etc., these expenses will be made.

Pankaj Kapoor

Thanks for that. Just a following up on this a bit further. In terms of any kind of a budget flush you saw during the quarter, any unspent amount which got reflected in the number or if you are looking at some of these amount fueling the business flow in the coming quarter?

Ashok Vemuri

Pankaj on the BFSI side, I would not call it a budget flush. I think there was definitely some amount of a backlog which had to be actually come to the table, so it is not necessarily all that unprepared for us. I do think in the commentary that is actually coming out from our clients does indicate on the budget side that it will come on time. I think it will be flattish to slightly positive. I think there will be certain lines of businesses which will see a larger allocation of budgets that they have seen in the past. We have also been told that there are certain programs which are strategic in nature which will actually continue to get funded at the levels that we have seen especially in Q3 and may be even more and that these will be taken out from the office of the CIO and given directly to the business owners and that would be a first time for sure. So we do not expect the budgets and the associated issues around it to be as bad as they were definitely this year. We do expect them to come on time but I think the jury is still out on what those numbers will be.

Pankaj Kapoor

Lastly if you can give some sense on the colors of the deal that you are currently negotiating or currently working the RFP that you are working on in terms of how the contract values have changed compared to what you saw may be a year back and more importantly in terms of the profile of the work that is now coming out. Also if you can give a flavor of the work that is now coming in as part of these deals is it more a consolidation from different vendors or is it some of the in-house work going out. Thank you.

Ashok Vemuri

For consolidation and the associated deals emanating from that consolidation, I think is more or less done from a service provider consolidation perspective. We are beginning to see work move like it used to in the past, nothing we can actually call out in too much of specificity about work moving from in-house to service providers. The nature of the transactions has obviously changed. There is an expectation of pushing more of the onus on to the service provider where these are fairly longer tenure deals. We are also seeing a comeback of slightly larger sized deals to the table. We are seeing lot more transactions which are not only multi-year but also multi-geographies, lot more of the transactions which are integrated IT and BPO. We are seeing more traction for bespoke solutions. As I said earlier with the exception maybe of retail banking, across the board we are seeing traction in terms of either the change management, process redefinition, business planning, business redesign and so on and so forth, apart from the standard application development maintenance kind of work that we usually see.

Pankaj Kapoor

Thanks, that was helpful. I am done.

Moderator

Our next question is from the line of Sandeep Muthangi of IIFL Capital, please go ahead.

Sandeep Muthangi

Hi, good afternoon, stunning quarter congratulations. I am just trying to read in to your guidance and I am curious to know how you would characterize the out-performance in Q3? Was there an element of budget flush or was it ramp ups that you did not build in to the guidance or was it better than expected pricing?

Kris Gopalakrishnan

We did not see any significant budget flush. As the economy improved, decision-making accelerated and clients started looking at investments into projects or they started signing off on projects and that is what we saw. We were very well prepared in terms of relationships, in terms of solutions, in terms of ideas to take to clients on how we can create a win-win deal. I think that is what helped us to take advantage of growth opportunities we saw in Q3.

Sandeep Muthangi

Also Bala, there was a reversal of provision for bad debts during the quarter, how should we be reading in to it going forward?

V. Balakrishnan

It is a good thing because when we see the AR above 180 days, we do provide and even for AR which are less than 180 days whereas we see a concern, we provide that. But when we collect the money, we reverse that. That is what has happened this quarter. So there is no trend in all this. When you have a concern, you provide. When the concern goes away you reverse.

Sandeep Muthangi

Fair enough. Thanks a lot and congratulations once again.

Moderator

Thank you Mr. Muthangi. Our next question is from the line of Sumit Poddar of Birla Sun Life Insurance. Please go ahead.

Sumit Poddar

Good afternoon sir and congratulations on a good set of numbers. I was trying to understand we had a pricing gain of 110 basis points this quarter. Anything specific that happened during this quarter despite we commenting on the pricing being flattish or kind of getting stabilized. What different thing happened this quarter that gave us this pricing uptake?

V. Balakrishnan

The pricing went up by 1.1% on reported basis. If you take it on constant currency, it went up by only 0.2%. That is what we have been saying all along. The pricing has stabilized. It is not going down like what we have seen earlier but it is not going up also. It will be stable for some more time.

Sumit Poddar

So on like to like basis there have not been any kind of realization improvement.

V. Balakrishnan

On a constant currency basis, the improvement is only 0.2%.

Sumit Poddar

Anything that substantially helped on the non-linear initiative and they are on track?

S.D. Shibulal

There are multiple things. For example this quarter we announced a new platform for the small and medium telecom provider called Flypp. Our products like Digital Marketing, Category Analytics and ShoppingTrip 360 are in various stages of pilots and being licensed. There is a product in IHL space called iTransform, which we created for compliance. It is called ICD client compliance. That is a new compliance and regulatory framework which is applicable to the insurance space, that has been licensed this quarter. We also have the HRO platform, the P2P platform, the Newspaper In A Box, all these platforms are definitely gaining traction. Simultaneously we are getting traction for the new pricing models we came up with because it is of great advantage to the client. It truly converts their fixed cost to variable cost. It allows them to scale up and down. It allows us to price based on outcomes. Ao all those pricing models, device-based pricing, ticket-based pricing are also getting very good traction.

Sumit Poddar

Thanks.

Moderator

Thank you Mr. Poddar. Our next question is from the line of Shekhar Singh of Goldman Sachs. Please go ahead.

Shekhar Singh

Sir, on the employee cost if we adjust for the rupee appreciation which has happened during the quarter and look at the per man month onsite and offshore cost, it does not seem to have moved much though you mentioned there was a salary hike. Just wanted to understand there was a second reason that you gave, what exactly was that?

V. Balakrishnan

I also told you about the leave provision. People have taken more leave this quarter. to that extent, the provision for leave has come down and we also brought down the non-billable days outside India. That also has contributed to this reduction. Overall I think the main reasons are the rupee and number two, the leave provision and to some extent the reduction in non-billable onsite.

Shekhar Singh

Thanks a lot sir.

Moderator:

Thank you Mr. Singh. Our next question is from the line of Dipesh Mehta of Khandwala Securities, please go ahead.

Dipesh Mehta

In BPO business we have seen margin decline in this quarter. One reason cited was $ 5 mn write-off. Even after adjusting that 5 mn write-off the margin appears to be low?

Kris Gopalakrishnan

I will request Swaminathan, the new CEO for BPO to answer this question.

Swaminathan D

Hi. Swami here. The BPO margins obviously this quarter has sort of held on at about 4.5%, which is clearly erosion we have seen based on some of the write-downs that we have done but going forward we do believe that this margin at least over the next quarter will continue to stay at this level.

Dipesh Mehta

So that $ 5 mn write-off is likely to continue for the next couple of quarters?

Swaminathan

Not at the same level but yes, some levels of write-off will continue based on some of the customer valuations that we have done on acquiisition

Dipesh Mehta

Okay thanks.

Moderator

Thank you Mr. Mehta. Our next question is from the line of Indrajeet Kelkar of Dolat Capital, please go ahead.

Indrajeet Kelkar

What are the trends that we are seeing in Europe and is there any lag in Europe in terms of recovery that we are seeing?

B.G. Srinivas

We have always observed that Europe will have a lag effect in terms of recovery and this continues to be true even today. Sequentially, this quarter Europe revenues grew by 0.9%. The overall recovery was led more by the US market. However we are seeing stability returning slowly in Europe. If you look at Europe while we cannot treat it as one market, the France and German markets have stabilized. We are seeing increased calls for discussions or opportunities though these discussions will take time to fructify into actual opportunities but the fact that discussions have started is an early sign of recovery. UK continues to struggle as an economy and we are seeing in specific sectors, again to some degree, early signs of dialogues both in financial services and retail. We work with the top 8 retailers in UK and there are significant activities both on order management and client related applications. At the same time there is increased traction in building multi-channel commerce portals and these are some of the activities we are seeing. Energy and utilities, more so on the utility front, we are seeing slow but steady growth both in Continent - Germany, France as well as in UK. The banking and capital markets again while some degree of stability has returned whatever early signs we have seen in terms of recovery, we are seeing opportunities both on M&A consolidation as well as regulatory. This is more so in the UK. In the Continent, in manufacturing subsectors primarily in auto, we are seeing activity in terms of engagements, investments into dealer management activities, investments into back-end office consolidation or early leads. Overall Europe we will continue to see recovery but it will definitely be slow.

Moderator

Thank you sir. Our next question is from the line of Nitin Padmanabhan from Centrum Broking, please go ahead.

Nitin Padmanabhan

Thank you for taking my question. Great quarter. I have three quick questions actually - one is on the BFSI side I think 14 of the incremental new clients of the total 32 are in BFSI, so if you could just quantify as to what percentage of that would be more M&A related or regulatory compliance related?

Ashok Vemuri

None of them are M&A related because most of the M&As in the financial services sector happened about a year ago and those deals are already in flow. So none of the new ones that we have got this quarter has anything to do with M&A transaction, later on they could become. Of the programs that we have started only three are regulatory compliance related programs that we have started. But as I said these are account openings in this quarter, these will ramp up over a period of time and we expand our foot print rather slowly when we open an account and with growth and traction buildup and scale buildup, we could have other kind of transactions as well.

Nitin Padmanabhan

Right. Second one is was I think there are large number of deals out there in the market at this point in time? Is there any way you could quantify what is the quantum of deals that are available or that we are chasing at this point in time and is it significantly larger than what it was last year and what it is now?

Kris Gopalakrishnan

The pipeline is a function of our own capacity to pursue these deals rather than what is available. Typically at any point in time we look at maybe 12 to 15 pursuits. These are large deals, transformation deals etc. Typically we look at 12 to 15 deals. What is different is that we are seeing larger deals. Larger deals were missing in the last one year, but now we are seeing the return of the large deals. This quarter we won one large deal which is more than $ 200 mn so that is something which is different from last quarter.

Nitin Padmanabhan

And just one last one for Subash. I think, we announced the Flypp platform. I was just wondering would something like GetJar, which basically has a lot of applications, would that be a way forward, is there some sort of thought process of that kind?

Subhash Dhar

We would love to have GetJar on board. So we would be a very natural partner for a company like that.

Kris Gopalakrishnan

Thank you everyone for participating in this call. Looking forward to interact with you during the quarter. As you know, you can connect with Shekhar Narayanan or Sandeep Mahindroo , our investor relationship managers and thank you again.

Moderator

Thank you gentlemen of the management. Ladies and gentlemen on behalf of Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus call conferencing service and you may now disconnect your lines. Thank you.